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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date
examination completed:

               814-82
September 19, 2002
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2.  State Identification Number:


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
AL RC0290000   AK 90-00364    AZ S-28092-     AR 89-L744        CA
505-3070   CO 91-03-074
   10-000145                     QUAL
CT S018328     DE             DC              FL 34131-0031GEC  GA
56891497   HI
ID BC-36434    IL 9222997     IN 92-0283RC    IA                KS
905000021  KY
LA             ME             MD SR910194     MA 92-2024CR      MI
103217     MN R33651
MS FI-8909019  MO 205030      MT 25137        NE 50053          NV
R92-155    NH
NJ SR-5242     NM P-921412    NY              NC 451            ND
E899       OH 79452
OK             OR 89-0907     PA 89-9-50C     RI                SC
41064      SD 17917
TN RM92-2125   TX             UT 000689020    VT #4/13/92-21    VA
WA C-31295
WV I-15508     WI 246024-01   WY              PUERTO RICO
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  Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Venture Partners V, An Aggressive Growth Fund,
L.P.
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive Growth
Fund, L.P.,
Technology Funding Venture Partners V, An Aggressive Growth
Fund, L.P.,
Technology Funding Medical Partners I, L.P. and,
Technology Funding Venture Capital Fund VI, LLC


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P., and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 fn 15 under the Investment Company Act of 1940 (the Act) as of November 20, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 20, 2002, and with respect to agreement of security purchases and sales, for the period from September 19, 2002, through November 20, 2002.

Count and inspection of all securities located in the vault of Borel Bank in without prior notice to management;
Reconciliation of all such securities to the books and records of the Funds and the
 Custodian
Agreement of 3 security purchases and 3 security sales or maturities since September
19,2002 from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 20, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
December 16, 2002

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Technology Funding
Partners III, L.P., Technology Funding Venture Partners
IV, An Aggressive Growth Fund, L.P., Technology Funding
Venture Partners V, An Aggressive Growth Fund, L.P.,
Technology Funding Medical Partners I, L.P. and
Technology Funding Venture Capital Fund VI, LLC
(collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of September 19, 2002, and from December 31, 2001 through September 19, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of September 19, 2002, and from December 31,
2001 through September 19, 2002, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
December 15, 2002